Filed Pursuant to Rule 424(b)(3)

Registration No. 333-168129

CNL HEALTHCARE TRUST, INC.

(formerly known as CNL Properties Trust, Inc.)

STICKER SUPPLEMENT DATED FEBRUARY 9, 2012

TO PROSPECTUS DATED JUNE 27, 2011

This sticker supplement is part of, and should be read in conjunction with, our prospectus dated June 27, 2011 and our sticker supplement dated November 21, 2011. Capitalized terms have the same meaning as in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us,” “Company” and “CNL Healthcare Trust” include CNL Healthcare Trust, Inc. and its subsidiaries.

This information is presented as of February 9, 2012.

INVESTMENT FOCUS

Our board of directors has determined that it is in the best interests of the Company and our stockholders to place our investment focus on acquisitions of properties within the sectors of senior housing and healthcare, although we may also acquire properties in the lifestyle and lodging sectors. Senior housing asset classes that we may acquire include active adult communities (age-restricted and age-targeted housing), independent and assisted living facilities, continuing care retirement communities, memory care facilities and skilled nursing facilities. Healthcare asset classes that we may acquire include medical office buildings, physicians’ offices, specialty medical and diagnostic service providers, specialty hospitals, walk-in clinics and outpatient surgery centers, hospitals and inpatient rehabilitative facilities, long-term acute care hospitals, pharmaceutical and medical supply manufacturing facilities, laboratories and research facilities and medical marts.

Current demographic and population trends continue to indicate significant potential for future growth in the senior housing and healthcare sectors. We believe that the current economic environment and market conditions present significant opportunities to acquire properties within these sectors and asset classes at prices that will allow us to meet our investment objectives and policies, including:

•	Pay attractive and steady cash distributions;

•	Preserve, protect and grow your invested capital; and

•	Explore liquidity opportunities in the future such as the sale of the Company or our assets, potential mergers or the listing of our common stock on a national exchange.

In addition to direct investments in senior housing, healthcare, lifestyle and lodging properties, we may also invest in entities that make investments in real estate and in real estate-related securities, including securities issued by other real estate companies, and we may invest in and originate mortgage, bridge and mezzanine loans that we believe will help us achieve our investment objectives and provide a steady current return and long-term value to our stockholders.

The following information supplements and should be read in conjunction with the section of the prospectus entitled “Senior Living and Healthcare Properties,” which begins on page 82 of the prospectus.

We believe recent demographic trends and strong supply and demand indicators present a strong case for an investment focus on acquisitions of senior housing and healthcare properties. We believe that the senior housing and healthcare sectors will continue to provide attractive opportunities as compared to other sectors for the foreseeable future. Key drivers include:

Aging U.S. Population Demographic. According to a Pew Research Center Publication entitled “Baby Boomers Approach Age 65—Glumly,” dated December 20, 2010 (the “Pew Research Publication”), as of January 1, 2011, about 10,000 people in the U.S. will turn 65 every day for the next 19 years. The Pew Research Publication also cites that by 2030, when all Baby Boomers will have turned 65, fully 18% of the nation’s population will be 65 or older compared with just 13% of the population in 2010. In addition, according to the U.S. Census Bureau report entitled “90+ in the United States: 2006-2008,” issued November 2011, individuals who are 65 years old in 2006 can expect to live on average an additional 18.5 years, up from an average of 12.2 additional years for those aged 65 between 1929 to 1931.

Healthcare Insurance Coverage Expansion. As the U.S. population over the age of 65 increases, more older Americans will be covered by Medicaid to meet increased healthcare expenditures. In addition, due to recent federal legislation, private healthcare insurance will be expanded to cover more of the non-elderly, lower income population. The Congressional Budget Office, in “Estimate of the Effects of Insurance Coverage Provisions Contained in the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010,” dated March 2011 (the “CBO Report”), states that the number of non-elderly Americans with health insurance will increase by approximately 32 million in 2016 and approximately 34 million in 2021. Data cited in the CBO Report estimates that approximately 95% of legal non-elderly Americans will have insurance coverage in 2021, compared with the projected 82% in the absence of the federal healthcare insurance legislation.

Rising Healthcare Expenditures. The rise in the aging population and its need for increased healthcare services, as well as medical technology innovations contribute to increasing healthcare expenditures. According to the Centers for Medicare and Medicaid Services National Healthcare Expenditure Projections 2010-2020, during that ten-year period, U.S. healthcare costs are projected to nearly double to $4.6 trillion by 2020, comprising 19.8% of GDP, and growing at an average annual rate of 5.8%.

Evolving Healthcare Service Model. Rising healthcare costs create pressure within the healthcare industry to move from an inpatient to an outpatient model of services, resulting in declining hospital stays and increasing outpatient procedures. Almost 65% of all surgeries today do not require an overnight hospital stay, compared with only 16% of all surgeries in 1980, according to “The Outlook for Healthcare,” a report of the Urban Land Institute published in 2011 (the “Urban Land Institute Report”). The increase in outpatient procedures drives greater demand for medical office buildings and other healthcare properties in which such procedures can be performed.

Opportunities Created by a Fragmented Sector. According to the Bank of America Merrill Lynch Global Research Report, “Healthcare REITs” dated August 15, 2011 (the “BofA Report”), only between 8% and 10% of healthcare-related real estate is owned by public REITs. We believe that this indicates that significant opportunities for consolidation exist in the senior housing and healthcare sectors, which we believe will create value as our portfolio is assembled and achieves scale.

We expect that demand for senior housing and healthcare real estate will accelerate over the next several years as a greater percentage of the American population ages and this aging population lives longer. In addition, as the healthcare industry continues to evolve as a result of the Patient Protection and Affordable Care Act, the Health Care and Education Reconciliation Act of 2010 and other legislation and increased healthcare spending, additional healthcare properties will be required to accommodate the increase in demand caused by more Americans having access to health insurance and the move to an outpatient healthcare service model.

Senior Housing Properties

Senior Housing Supply and Demand Indicators. Americans 65 years and older are expected to live longer than the elderly did in the past and will need additional housing options to accommodate their special needs. Demand for senior housing options is currently outpacing the existing supply of senior housing units.

According to data from the National Investment Center for the Senior Housing and Care Industry Map Monitor for the third quarter of 2011 (the “Q3 2011 Map Monitor”), overall senior housing occupancy has increased in each of the last four quarters to 88.1% in the third quarter of 2011. According to the Q3 2011 Map Monitor, in the third quarter of 2011 absorption of existing senior housing units, which represents the number of net units occupied, reached its highest quarterly level since the third quarter of 2009. According to the same source, new inventory of senior housing units increased by only 1% during 2011, and the pace of absorption of existing inventory is expected to continue to outpace inventory growth during 2012. We believe these positive absorption and occupancy rate trends will continue as the number of senior housing units under construction in 2011 declined approximately 22% from the level in 2010, according to the Q3 2011 Map Monitor.

We believe that as the broader economy recovers and the residential real estate markets strengthen, the demand for senior housing will continue to grow as the Baby Boomer generation reaches retirement and the aging population transitions to active adult communities and other senior housing facilities. We believe occupancy rates will return to near the historical average, and there will be minimal new supply until industry fundamentals rebound and financing opportunities become more readily available at more reasonable terms. We believe that as economic conditions improve, this trend of increasing occupancy rates will benefit owners of senior housing properties. In addition to the supply and demand fundamentals, we also believe that the senior housing sector is highly fragmented and poised to begin a period of consolidation. Based on these fundamentals and perceived trends, we intend to invest in the following senior housing asset classes:

Active Adult Communities. Subject to applicable REIT tax regulations, we intend to invest in active adult communities that offer social and recreational-centered living in a setting that may include town homes, condominiums, cluster homes, manufactured housing, single family homes and multi-family housing. These communities are generally classified as either: (a) age-restricted communities that require at least one household member to be over the age of 55 in at least 80% of the occupied units; or (b) age-targeted communities that target adults age 55 or older with no explicit age restrictions. Residents typically lead independent, active lifestyles in a country club setting where they can take advantage of amenities such as a clubhouse, gathering center or recreational center that is the focal point of activities, and may include a golf course, walking trails, hobby centers or other recreational spaces. These communities are not equipped to provide increased care or health-related services.

Independent Living Facilities. We may invest in age-restricted multi-family rental or ownership (condo) housing with central dining facilities that provide residents, as part of a monthly fee, meals and other services such as housekeeping, linen service, transportation, and social and recreational activities.

Assisted Living Facilities. Assisted living facilities are state-regulated rental properties that provide the same services as independent living facilities, but also provide, in a majority of the units, supportive care from trained employees to residents who are unable to live independently and require assistance with activities of daily living. Assisted living facilities may have some licensed nursing beds, but the majority of the units are licensed for assisted living.

Continuing Care Retirement Communities. We intend to invest in continuing care retirement communities that offer age-restricted senior housing facilities with a combination of independent living lifestyle options for individuals who do not need constant physician or nursing supervision and assisted living or skilled nursing facilities available to residents on the same or adjacent property of the complex. This type of community generally offers a longer term contract for seniors that provides for housing, services and nursing care with varying payment plans that may include entrance fees and condo or co-op rental programs. In general, these properties provide residential living in an apartment-style building with services and dining usually on the main level. In addition, those in a campus-like setting of several acres may offer other individual multi-family homes and have amenities that may be similar to those found in an active adult community.

Memory Care Facilities. Those suffering from the effects of Alzheimer’s disease or other forms of memory loss need specialized care. Memory care centers provide the specialized care for this population, including residential housing and nursing care.

Skilled Nursing Facilities. Nursing homes provide long-term custodial care for people, often the elderly, who are unable to care for themselves either at home or in an assisted living facility. Nursing homes include skilled nursing facilities, extended care services, or healthcare centers that provide 24 hour supervision, meals, activities and health management support for their residents.

Healthcare Properties

Healthcare Properties Supply and Demand Indicators. As Americans 65 years and older live longer, their needs for other healthcare properties are expected to increase. According to the Urban Land Institute Report, individuals over age 65 made an average of 6.9 visits per capita to physicians’ offices in 2008 or almost three times the visits of those under 45 years of age. The National Real Estate Investor, in an article entitled “Health Care Reform: Boom for Commercial Real Estate?” dated March 24, 2010, estimates that the additional 32 million Americans covered by the new federal healthcare insurance legislation will require an additional 64 million square feet of medical office space. The BofA Report projects that growth in the need for medical office buildings is expected to increase by 30% over the next ten years as a result of the increase in the number of additional insureds in the U.S.

Based on increased numbers of insured Americans and increased healthcare visits by a growing, aging U.S. population driving a need for additional healthcare properties, we intend to invest in the following healthcare asset classes:

Medical Office Buildings. We may invest in commercial real estate that provide outpatient healthcare services such as physician’s offices, specialty medical and diagnostic service providers, outpatient surgery centers, walk-in clinics, lab services, medical imaging and rehabilitation services.

Other Healthcare-Related Properties. We may also invest in other healthcare-related properties such as specialty hospitals, hospitals and inpatient rehabilitative facilities, long-term acute care hospitals, pharmaceutical and medical supply manufacturing facilities, laboratories and research facilities and medical marts.

In addition to direct investments in senior housing and healthcare-related properties, we may also invest in lifestyle and lodging properties that we believe will help us achieve our investment objectives and provide a steady current return and long-term value to our stockholders. We may also invest in entities that make investments in real estate and in real estate-related securities, including securities issued by other real estate companies and we may invest in and originate mortgage, bridge and mezzanine loans. In addition, we may acquire interests in real estate through wholly-owned or controlled subsidiaries and joint ventures.

The Advisor and the Advisory Agreement

The following is inserted on page 111 of the prospectus after the section entitled “The Advisory and the Advisory Agreement—Our Advisor.”

Advisor Personnel

The senior housing and healthcare property asset management team of our advisor is comprised of a tenured group of industry veterans with an average of 15 years of experience in senior housing and healthcare asset management, each of whom have deep industry insight and knowledge. These asset managers have built close connections with leading industry operators fostering working relationships which often allow us access to exclusive, off-market investment opportunities.

The personnel at our advisor responsible for our senior housing and healthcare property asset management are listed below:

Name	Age	Position
Sharon A. Yester	67	Head of Asset Management
Kevin Maddron	43	Senior Vice President
Cetin Aygen	37	Vice President, Asset Management
Sarah W. Nixon	39	Vice President, Asset Management
James A. Schmid III	34	Vice President, Asset Management

Sharon A. Yester. Head of Asset Management. Ms. Yester has served as our advisor’s head of asset management and as our senior vice president in asset management since July 2011. She previously served as senior vice president of asset management for CNL Retirement Properties, Inc. (2002 to 2006), a CNL-sponsored untraded REIT that was acquired in 2006 by HCP, Inc., a publically traded healthcare REIT. She transitioned to HCP, Inc. and served as a senior vice president of asset management (2006 to March 2007). Ms. Yester left that position to retire but returned as a consultant to CNL Lifestyle Properties, Inc. on senior living and healthcare matters (October 2010 to July 2011). In addition to her roles with us and our advisor, she has served CNL Lifestyle Properties, Inc. as senior vice president in asset management and CNL Lifestyle Advisor Corporation, its advisor, as head of asset management since July 2011.

Ms. Yester held various roles at EdenCare Senior Living Services, Inc., an assisted living provider headquartered in Alpharetta, Georgia, most recently serving as President and Chief Operating Officer (2000 to 2002). She has held various roles in the operations of senior living facilities across the country, including president and chief operating officer of Resources for Senior Living, Inc. and senior vice president of the assisted living division of Horizon Healthcare, Inc., bringing with her more than 25 years of experience in the senior living and health care business, as well as experience in retail and lodging.

Ms. Yester received a B.A. in Clinical Dietetics from Chaffey College.

Kevin R. Maddron. Senior Vice President. Mr. Maddron has served as our advisor’s senior vice president in asset management and as our senior vice president in asset management since July 2011. He previously served as vice president of asset management for CNL Retirement Properties, Inc. (2002 to 2006) and transitioned to HCP, Inc. and served as a vice president of asset management (2006 to March 2007). Mr. Maddron then co-founded and served as chief financial officer and chief operating officer of Servant Healthcare Investments, LLC, a healthcare real estate advisory company, (April 2007 to July 2011). In addition to his roles with us and our advisor, he has served CNL Lifestyle Properties, Inc. as senior vice president in asset management and CNL Lifestyle Advisor Corporation as senior vice president in asset management since July 2011.

Mr. Maddron is a certified public accountant. He serves on the executive boards of American Seniors Housing Association and University of Central Florida Accounting Advisory Board. He received a B.A. and an M.S.A. in Business Administration from University of Central Florida.

Cetin Aygen. Vice President, Asset Management. Mr. Aygen has served as a vice president of asset management of our advisor since December 2011. Previously, he was director of financial analysis for CNL Retirement Corp., the advisor to CNL Retirement Properties, Inc., (2003 to November 2007) and director of financial planning and analysis at Servant Healthcare Investments, LLC (November 2007 to November 2011). In addition to his role with our advisor, Mr. Aygen has served as vice president, asset management of CNL Lifestyle Advisor Corporation since December 2011.

Mr. Aygen received a B.A. in Business Administration from Bogazici University in Istanbul, Turkey and an M.B.A from Rollins College.

Sarah W. Nixon. Vice President, Asset Management. Ms. Nixon has served as vice president, asset management of our advisor since April 2011. She also serves as vice president of asset management for CNL Management Corp. and CNL Private Equity Corp., affiliates of our sponsor that manage portfolios of private offerings and alternative investments, where she has focused on healthcare and commercial real estate investments, and was previously responsible for oversight and day-to-day asset management for the real estate portfolio of CNL Private Equity Corp., an affiliate of our sponsor, since 2007. From 2005 to 2007, she served as director of asset management and investments at CNL Real Estate Advisors, Inc. and from 2001 to 2005, she held various positions at affiliates of CNL Financial Group, LLC, including as a director of strategy and director of portfolio management for CNL Capital Management, Inc. and then a director of strategy and planning for CNL Restaurant Properties, Inc., a CNL-sponsored untraded REIT. In addition to her role with our advisor, Ms. Nixon has served as vice president, asset management of CNL Lifestyle Advisor Corporation since April 2011.

Ms. Nixon received a B.A. from The Evergreen State College and an M.B.A from Rollins College.

James A. Schmid III. Vice President, Asset Management. Mr. Schmid has served as a vice president, asset management of our advisor since December 2011. He previously served as vice president of investment management for HCP, Inc. (June 2008 to June 2010) and then as vice president of investments at Servant Healthcare Investments, LLC (July 2010 to December 2011). From 2004 to May 2008, Mr. Schmid was an associate director of real estate investment management for UBS Wealth Management, a public investment fund. In addition to his role with our advisor, Mr. Schmid has served as vice president, asset management of CNL Lifestyle Advisor Corporation since December 2011.

Mr. Schmid is a founding vice chair of the ULI Healthcare & Life Sciences Product Council and is previously a member of the ULI Senior Housing Product Council. He received a B.A. in Political Science and an M.B.A. with concentration in Finance and Economics from Columbia University and was an Oxbridge Scholar at Pembroke College, Oxford University.

CHANGE OF NAME

In order to better reflect our investment focus, we amended our charter on February 9, 2012 to change the name of the company to CNL Healthcare Trust, Inc.